THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                                 October 25, 2005

Larry Spirgel, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  URANIUM ENERGY CORP.
     Registration Statement on Form SB-2
     File No.  333-127185
     Filed August 4, 2005

Dear Mr. Spirgel:

We are writing in response to your comment letter dated August 30, 2005 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments based upon the clean copy provided to you.

1. General - The information in the Company's website has been changed to more accurately reflect the Company's information in conjunction with the SEC's comment and the disclosures in the registration statement. All references to uranium reserves have been changed to more accurately describe the Company's mineral claims. The claims and leases do not, as you correctly point out, possess any proven or probable reserves of any kind. References to management experience pertaining to Uranium exploration, beyond that of the Company's Chief Exploration Officer, Mr. Reneau, have likewise been changed.

2.   Fee Table, page 3 - We have revised this disclosure as requested.

3. About this Prospectus, page 6 - The document has been modified to negate statements regarding incorporation by reference with the exception of that contained in the auditors consent letter.

4. Prospectus Summary, page 6 - The disclosures requested and those throughout the document have been modified to state that the company is engaged in the business of acquiring and exploring properties for the existence of uranium, and to further indicate that the Company is in the exploration stage of development.

5. Prospectus Summary, page 6 - The Prospectus Summary section had been revised to clarify an absence of reserves of any kind on the Company's subject property interests, and that further exploration will be required to determine if any uranium is in existence thereupon.

6. Prospectus Summary, page 6 - The Prospectus Summary section had been revised to delete the reference to the words "Uranium Targeted" and further qualify statements made. In addition. the data that provide the basis for the staking of claims and purchase of leases has been qualified and further detail has been added to this section. Finally, further statement has been made to confirm that none of the properties or leases acquired by the

     Company to date have any known, proven, or probable uranium reserves of any nature.

7. General, page 8 - We have revised the Risk Factors to reflect future risks the company will face once it is actively participating in the Uranium business.

     Management's Discussion and Analysis, page 15

8. Plan of Operation, page 15 - Additional detail has been provided providing the basis for management's belief that there are indications uranium may exist in economic concentrations on the Company's leased and claimed prospects. A package of supplemental materials have been provided to the SEC that are organized in claim areas by state that provide documentation upon which management has based its conclusions that its claims and leases may contain uranium. The list of documents sent is per that shown below.

List of Data Supplied to SEC by Uranium Energy Corp. (UEC) 10/06/2005 9302 Mystic Oaks Trl. Austin, TX 78750 (512) 258-8969

ARIZONA DATA (ARTILLERY PEAK CLAIMS, ESTER BASIN CLAIMS, CROW CANYON CLAIMS & DRY MOUNTAIN CLAIMS):

1.   Results  of 1979  Exploration  Program,  Artillery  Peak  Prospect,  Mohave
     County, Arizona By: Central and South West Fuels, Inc., Agent for Public Services of Oklahoma (see attached table of contents for plates, figures and appendices)

2. 1979 Uranium Ore Reserve Calculations for the Artillery Peak Property, Mohave County, Arizona By (S.A.A) (see attached table of contents for plates, figures and appendices)

3. State of Arizona Map of Reported Occurrences of Uranium in Sedimentary Formations, Diatremes and Pipes and Veins

4. Geology of Uraniferous Tertiary Rocks in the Artillery Peak - Date Creek Basin, West-Central Arizona By: James K. Otton, USGS

5. Mining Claim Geographic Report - BLM list of mining claims (previous) by section, township and range (43 total pages)

6.   Uranium  (Arizona Uranium  Occurrences)  By: S.B. Keith,  Arizona Bureau of
     Mines

7.   Artillery  Peak  Orientation   Study,   Mohave  County,   Arizona  (Uranium
     Mineralization) By: K.P Puchlik (et al) for USDOE No. W-7405-ENG-48

8. Major Uranium Discovery in Vocaniclastic Sedimenet, Basin and Range Province, Yavapai County, Arizona (Anderson Mine) By: J. E. Sherborne, Jr (et al)

UTAH DATA (CRAIN LEASE - SAN JUAN COUNTY):

1. Ninety three (93) drill hole logs with gamma, SP and resistivity (Pioneer Uravan, Inc.) & six (6) drill hole gamma logs (Truchas Ltd)

2.   Four (4) drill hole location maps (Pioneer Uravan, Inc.)

3. Gamma Ray Log Interpretation work sheets (Pioneer Uravan, Inc.) Drill Hole No.'s CL -79-1 to 15 & CL-79-22 to 87

4. Assay Reports, John C. Kephart & Co., Grand Junction Laboratories. (cores), two (2) pages

5.   Drill hole lithology logs: Drill hole No.'s CL-79-2 through CL-79-87

6.   County map showing Crain Lease location and adjacent mined areas

7.   County property ownership map showing Crain Tract

8. Truchas Ltd. Report with Property location map showing Crain deposit and adjacent deposits

COLORADO DATA (CARNOTITE MINE, TRIANGULATION / WHITNEY AND RAVEN MINE CLAIMS)

1. Radioactive Mineral Occurrences of Colorado - Bulletin 40 a. Fremont County Uranium Occurr. b. Radioactive Mineral Occurrences of the Pueblo 1'x2' Quad., Colorado c. Montose County Uranium Occurr. d. Radioactive Mineral Occurrences of the Moab 1'x2' Quad., Colorado

2. Uranium and Thorium Districts in Colorado (after Morse, et al), Colorado School of Mines

3. Triangulation-Whitney Mines UEC claim location map, showing DOE-Uranium Reserve areas

4. Past Uranium production data: Whitney & Triangulation Mines (Colo. Geol. Survey)

5.   Past Uranium production data: Raven Mine (Colo. Geol. Survey)

6.   Raven Mine UEC claim location Map, showing former mine areas

7.   Carnotite (Colexco) claim location map

8.   Past Uranium production data: Carnotite mine (Colo. Geol. Survey)

9. Colorado - Utah Base Map with UEC claims and lease location and operating uranium mills

TEXAS DATA (ZAVALA COUNTY LEASES, CARRIZO SANDSTONE TARGET)

1. Geologic Map showing UEC lease locations in relation to Carrizo Sandstone outcrop and Chittum Anticline (main structure)

2. 1' =3000' UEC lease location map showing current (yellow) and proposed (Lt. Grn.) leases. Also, Location of previous drill holes with significant uranium mineralization and approximate (based on drilling) alteration front location

3. Wold Nuclear drill hole location map with property boundaries and cross section locations (1" = 2000')

4. Drill Hole gamma, SP and resistivity E-logs. Cross section A, B & C showing uranium mineralization to 0.11% (chem.)

Management's Discussion and Analysis, page 15

9. Plan of Operation, page 15 - The requested information has been added and revised under the "Texas" heading of this section. See package of supplemental materials outlined in item 8 above for inclusion of Wold Nuclear related documentation requested.

Management's Discussion and Analysis, page 15

10. Plan of Operation, page 15 - The discrepancy on page 17 has been revised to conform to the 12 month Phase I exploration costs. No additional capital will be required for Phase I exploration costs. Clarification requested regarding additional capital for acquisitions has been added, and its lack of impact to Phase I exploration costs, as well as source of additional funds.

Management's Discussion and Analysis, page 15

11. Plan of Operation, page 15 - Phase II exploration operations have been discussed in further detail, including plans for drilling, budget total and breakdown, and the likely effects of further land and lease acquisitions on our ability to proceed to Phase II exploration.

12. Results of Operations, page 17 - A lengthy section relating to detail on environmental regulation, compliance, and related costs has been added to the "Minerals Exploration Regulation" section of "Management's Discussion and Analysis. Reference to the risk cited on page 12 relating to the "Increase in costs associated with environmental liabilities and compliance have increased over the years" has been modified to indicated that the increase in costs will be associated with increasing scale and scope of exploration. Further, the Company provides in the above referenced section that nil costs have been incurred to date with respect to compliance with environmental laws, while providing statements regarding impact of such costs our future operations may face.

13. For the Period From January 1, 2005 to March 31, 2005, page 17 - The discussion has been updated to include the six month period ended June 30, 2005 consistent with updating the financial statements as required.

14. Liquidity and Capital Resources, page 18 - The section has been revised to negate reference to cash flow from operations as an expected source of working capital.

15. Recent Accounting Pronouncements, page 18 - The discussion of recent accounting pronouncements has been revised to address the material implications of uncertainties associated with the methods and assumptions and estimates underlying the critical accounting measures in conjunction with Section V of the Commissions Interpretive Release No. 33-8350 and provide supplemental detail respecting the Company.

16. Recent Accounting Pronouncements, page 18 - We have removed discussion of accounting pronouncements that are deemed not material or applicable to the Company's operations.

Description of Business, page 19

17. Uranium Properties, page 21 - A brief description of the leases has been added to the "Uranium Properties" section with relevant detail including conditions to retain the properties, term expiries, rights, royalties, renewal options, and other detail.

Description of Business, page 19

18. Uranium Properties, page 21 - The significance of partial leases in the State of Texas has been outlined and other detail provided related thereto per the comment provided in both as a footnote to the table of leases on page 21 and in the "Plan of Operation" section respecting detail of lease and claim blocks under the State of "Texas" subheading. Note that additional leasing has increase the Company's ownership to 100% and 50% respectively in the two lease blocks.

Description of Business, page 19

19. Uranium Properties, page 21 - The word "Uranium" has been removed from this section and throughout the document in all cases where it provides significance greater than the Company's current stage of development.

20. Executive Compensation, page 24 - The Consulting agreement with Randall Reneau has been attached as an exhibit to the Form SB-2.

21. Executive Compensation, page 24 - The disclosure respecting compensation of director and officers has been corrected.

22. Selling Shareholders, page 29 - We advised that Newport Capital Corp., the shareholder of Uranium Energy Corp. is not a broker dealer. No other shareholder of the Company is affiliated with Newport Capital Corp.

     We further advise that Isaiah Capital Trust, Thomas O'Neil Management Corp., Verona Capital International, Princeton Estate Company, Inc., BVI, and Jenirob Company Ltd. are not broker dealers and there are no affiliations between each shareholder referenced herein.

23. Where can you find more information, page 33 - The SEC's new address has been changed to that indicated in this comment.

24. Report of Independent Registered Public Accounting Firm, page 36 - The audit report has been revised to indicate conformity with US GAAP, previously excluded in error.

25.  Financial  Statements,  page  22  -  The  financial  statements  and  other
     financial   information  have  been  updated  to  in  accordance  with  the provisions of 310(g) of Regulation S-B.

26. Note 4 Convertible Debentures, page 45 - Management has considered the guidance in EITF 98-5 and EITF 00-27 and acknowledges that the apparent concurrent nature of the convertible debt modification and shares issued for cash suggests a beneficial conversion feature being awarded to the debenture holder. The implied amount of this beneficial conversion feature would be approximately $447,000 being 1,500,000 shares resulting from the conversion of $3,000 at $0.002 per share where the 1,500,000 resulting shares have a fair value suggested by the apparent concurrent financing at $0.30 per share (total of $450,000). Management believes however, that this interpretation does not accurately reflect the underlying nature of the transaction. The original debenture resulted from cash advances being made to and on behalf of the Company well in advance of the $0.30 financing and in fact, in some instances, pre-dating the issuance of the original round of founders' shares. These funds were used to finance the original corporate organization and the initial property / claim interest acquisition. As of June 1, 2004, the Company was in default as to payment of the remaining amounts owing under the debenture agreement and were contemplating another round of financing in an attempt to move forward the

     Company's planned activities and wished to resolve the default situation with the debenture holder. Management believed that the debenture holder was in essence, a founding shareholder of the Company and accordingly, the parties negotiated a compromise such that a portion of the debenture would be given founders' level pricing and a portion would be given pricing at the level of the next round of financing. Management does not believe that any significant intrinsic value was conferred upon the debenture holder at this time. The final agreements were executed concurrent with the completion of the $0.30 financing, the financial statement reporting of which creates apparent accounting inconsistencies. Management does not believe that the recording of $447,000 of beneficial conversion feature is an accurate reflection of the underlying transactions.


27. Note 5 Capital Stock, page 46 - The Company decided to change its business direction and raise further funding in conjunction with a change of core business direction to uranium exploration. As a result, management experienced a second re-organization of the Company with a partially different set of stake holders and shareholders that were classified as new founding shareholders who were added to help develop the Company's new core business direction. There is evidence of the second re-organization by a lack of continuity of original business operations including the change of the Company's core business from gold exploration to uranium exploration, the divestiture of its gold exploration properties, new acquisitions of uranium exploration properties, new management, contractors, and directors, and a new round of funding based on the re-organized corporate direction and revised business mandate. The fair value of the second round of founding shares issued at $0.002 per share represents fair market value and fits the reorganization experienced by the Company through the issue of founders stock to founding personnel and stakeholders. No shares have been issued for services or consulting fees and accordingly no compensation expense was recognized.


Please do not hesitate to contact us if you have any further questions.

     Very truly yours,



     /s/ William D. O'Neal
     ---------------------
         William D. O'Neal